Exhibit 99.4

Security Class Holder Account Number -------Fold Form of Proxy - Annual and Special Meeting to be held on Tuesday, April 21, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy. 1. The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any 2. The form of proxy must be deposited with the Company’s Transfer Agent, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting (or any adjournment thereof). The undersigned hereby revokes any proxy previously given with respect to the Meeting. The shares represented by this proxy will be voted for, against or withheld from voting, on any ballot that may be called for and will be voted as directed by each shareholder. If no choice is specified, the shares will be voted:(i) FOR the election of each of the persons nominated by management for election as directors,(ii) FOR the appointment of Ernst & Young LLP as auditors of the Company at a remuneration to be fixed by the Board of Directors,(iii) FOR the advisory vote to accept management’s approach to executive compensation;(iv) FOR the ordinary resolution approving the Amendment and Restatement of the By-Laws No. 1 of the Company;(v) FOR the ordinary resolution approving the Amendment and Restatement of the Advance Notice By-Law No. 2 of the Company;and(vi) FOR the ordinary resolution approving the amendments to the Stock Option Plan to increase the number of shares available for issuance thereunder. Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as she or he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting or at any adjournment This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign. If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to the shareholder. The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. 3. 4. 5. 6. 7. -------Fold 8. Proxies submitted must be received by 10:30 a.m. (Local time), on Friday, April 17, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

The undersigned of TransAlta Corporation hereby appoints: Gordon D. Giffin, Chair of the Board, or failing him, Dawn L. Farrell, President and Chief Executive Officer, or instead of the foregoing persons,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned shareholder with full power of substitution, to vote and otherwise act for and on behalf of the shareholder as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of shareholders of TransAlta Corporation (the "Company") to be held on Tuesday, April 21, 2020 at 10:30 a.m. (local time) Palomino Room (A-D) at the BMO Centre (Stampede Park) located at 20 Roundup Way SE, in Calgary, Alberta, and at any continuation after an adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Rona H. Ambrose	☐	☐	02. John P. Dielwart	☐	☐	03. Dawn L. Farrell	☐	☐
04. Robert C. Flexon	☐	☐	05. Alan J. Fohrer	☐	☐	06. Harry Goldgut	☐	☐
07. Richard Legault	☐	☐	08. Yakout Mansour	☐	☐	09. Georgia R. Nelson	☐	☐
10. Beverlee F. Park	☐	☐	11. Bryan D. Pinney	☐	☐	12. Sandra R. Sharman	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of Ernst & Young LLP as Auditors at a remuneration to be fixed by the Board of Directors. Directors and management recommend shareholders vote for the appointment of Ernst & Young LLP.	☐	☐

	For	Against
3. **Executive Compensation** Advisory vote to accept management's approach to executive compensation, as described in the accompanying Management Proxy Circular.	☐	☐
4. **Amendment and Restatement of the By-Laws No. 1** Ordinary Resolution confirming and approving the Amendment and Restatement of the By-Laws No. 1 of the Company.	☐	☐
5. **Amendment and Restatement of the Advance Notice By-Law No. 2** Ordinary Resolution confirming and approving the Amendment and Restatement of the Advance Notice By-Law No. 2 of the Company.	☐	☐
6. **Amendments to the Stock Option Plan to increase number of shares available for issuance** Ordinary Resolution approving the amendements to the Stock Option Plan to increase the number of shares available for issuance thereunder.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ZTMQ 305575 AR2